UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

TRISTATE CAPITAL HOLDINGS, INC.
(Name of Company)
Common Stock, no par value per share
(Title of Class of Securities)

89678F100
(CUSIP Number)

Jacqueline Giammarco
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900

With a copy to:

Sven G. Mickisch
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
(212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 21, 2021
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678F100

1.	Name of Reporting Person T-VIII PubOpps LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,770,083
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,770,083
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%*
14.	Type of Reporting Person PN

*
The calculation of the percentages herein is based on 33,156,729 shares of Voting Common Stock outstanding as of July 31, 2021, as disclosed in the Company’s Quarterly Report on Form 10-Q filed on August 5, 2021.

CUSIP No. 89678F100

1.	Name of Reporting Person T-VIII PubOpps GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,770,083
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,770,083
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person OO

CUSIP No. 89678F100

1.	Name of Reporting Person Trident VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,770,083
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,770,083
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person PN

CUSIP No. 89678F100

1.	Name of Reporting Person Trident Capital VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,770,083
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,770,083
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person PN

CUSIP No. 89678F100

1.	Name of Reporting Person Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,770,083
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person OO

EXPLANATORY NOTE

Item 1. Security and Issuer

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by the undersigned (the “Reporting Persons”) with respect to the common stock, no par value per share (the “Voting Common Stock”), of TriState Capital Holdings, Inc., a Pennsylvania corporation (the “Issuer” or the “Company”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On October 20, 2021, the Reporting Persons and the Issuer reached an understanding in connection with the decision by the Issuer to enter into an agreement and plan of merger (“Merger Agreement”), by and among the Issuer, Raymond James Financial, Inc., a Florida corporation (“Purchaser”), Macaroon One LLC, a Florida limited liability company and direct, wholly-owned subsidiary of Purchaser (“Merger Sub 1”), and Macaroon Two LLC, a Florida limited liability company and direct, wholly-owned subsidiary of Purchaser.

Pursuant to the Merger Agreement, among other things, Merger Sub 1 will merge with and into the Issuer on the terms and conditions set forth therein (the “Merger”) and, in connection therewith, (i) all outstanding shares of Voting Common Stock will be converted into shares of common stock of Purchaser and cash, (ii) all outstanding shares of Series C Perpetual Non-Cumulative Convertible Non-Voting Preferred Stock, no par value, of the Issuer (“Series C Preferred Stock”) will be converted into cash, (iii) all other series of preferred stock of the Issuer will be converted into preferred stock of Purchaser and (iv) those certain warrants to purchase 922,438 shares of Voting Common Stock (“Warrants”) will be converted into cash, in each case, in the manner and in the amount set forth in the Merger Agreement. At the completion of the Merger, the Reporting Persons no longer will own (of record or beneficially) any shares of Voting Common Stock, shares of Series C Preferred Stock or Warrants.

On October 20, 2021, and in connection with the Merger Agreement, T-VIII PubOpps LP (“T8”) entered into a support agreement with Purchaser, Merger Sub 1 and the Company (solely for limited sections) (the “Support Agreement”). Pursuant to the Support Agreement, T8 agreed to (i) vote its shares of the Issuer in favor of the Merger and Merger Agreement and (ii) not vote its shares of the Issuer in a way that interferes with the Merger. In addition, pursuant to the Support Agreement, T8 agreed not to transfer its shares of the Issuer (except under certain limited circumstances) and agreed to certain non-solicitation provisions.

The information set forth in Item 6 hereof is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

T8 has entered into the Support Agreement as described above in Item 4, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

A.	Joint Filing Agreement*
B.	Support Agreement, dated October 20, 2021, by and among T-VIII PubOpps LP, Raymond James Financial, Inc., Macaroon One LLC and TriState Capital Holdings, Inc.

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2021	T-VIII PUBOPPS LP

	By:	T-VIII PubOpps GP LLC, its sole general partner
	By:	Trident VIII, L.P., its managing member
	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

T-VIII PUBOPPS GP LLC

	By:	Trident VIII, L.P., its managing member
	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

TRIDENT VIII, L.P.

	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

TRIDENT CAPITAL VIII, L.P.

	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

STONE POINT CAPITAL LLC

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Chief Compliance Officer and Managing Director